                                                     OMB APPROVAL
                                    --------------------------------------------
                                    OMB NUMBER                         3235-0145
                                    EXPIRES:                    OCTOBER 31, 1994
                                    ESTIMATED AVERAGE BURDEN
                                    HOURS PER RESPONSE........             14.90


                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO._______)*


                               ECKERD CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title Of Class of Securities)


                                   278763107
                     --------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 15 Pages

CUSIP No. 278763107                13G                        Page 2 of 15 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Merrill Lynch & Co., Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing  (a) [_]

                                                                    (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER
           None

        6  SHARED VOTING POWER
           14,697,104

        7  SOLE DISPOSITIVE POWER
           None

        8  SHARED DISPOSITIVE POWER
           14,697,104

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   14,697,104

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   47.38%

12 TYPE OF REPORTING PERSON*
   HC, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 278763107               13G                        Page 3  of 15 Pages
          ---------

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Merrill Lynch Group, Inc.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing  (a) [_]

                                                                    (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER
           None

        6  SHARED VOTING POWER
           14,697,104

        7  SOLE DISPOSITIVE POWER
           None

        8  SHARED DISPOSITIVE POWER
           14,697,104

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   14,697,104

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   47.38%

12 TYPE OF REPORTING PERSON*
   HC, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 278763107             13G                          Page 4  of 15 Pages
          ---------

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Merrill Lynch Capital Partners, Inc.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing  (a) [_]

                                                                    (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER
           None

        6  SHARED VOTING POWER
           12,472,980

        7  SOLE DISPOSITIVE POWER
           None

        8  SHARED DISPOSITIVE POWER
           12,472,980

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   12,472,980

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   40.21%

12 TYPE OF REPORTING PERSON*
   CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 278763107               13G                        Page 5  of 15 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Merrill Lynch LBO Partners No. I, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing  (a) [_]

                                                                    (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER
           None

        6  SHARED VOTING POWER
           10,065,861

        7  SOLE DISPOSITIVE POWER
           None

        8  SHARED DISPOSITIVE POWER
           10,065,861

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   10,065,861

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   32.45%

12 TYPE OF REPORTING PERSON*
   PN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 278763107               13G                        Page 6  of 15 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Merrill Lynch LBO Partners No. B-II, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing  (a) [_]

                                                                    (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER
           None

        6  SHARED VOTING POWER
           2,141,678

        7  SOLE DISPOSITIVE POWER
           None

        8  SHARED DISPOSITIVE POWER
           2,141,678

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,141,678

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   6.90%

12 TYPE OF REPORTING PERSON*
   PN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 278763107             13G                        Page 7  of 15 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Merrill Lynch Capital Appreciation Partnership No. II, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing  (a) [_]

                                                                    (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER
           None

        6  SHARED VOTING POWER
           9,816,294

        7  SOLE DISPOSITIVE POWER
           None

        8  SHARED DISPOSITIVE POWER
           9,816,294

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9,816,294

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   31.64%

12 TYPE OF REPORTING PERSON*
   PN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1 (a)    Name of Issuer:
              ---------------

              Eckerd Corporation

Item 1 (b)    Address of Issuer's  Principal Executive Offices:
              ------------------------------------------------

              8333 Bryan Dairy Road, Largo, Florida 34647

Item 2 (a)    Names of Persons Filing:
              -----------------------

              Merrill Lynch & Co., Inc.
              Merrill Lynch Group, Inc.
              Merrill Lynch Capital Partners, Inc.
              Merrill Lynch LBO Partners No. I, L.P.
              Merrill Lynch LBO Partners No. B-II, L.P.
              Merrill Lynch Capital Appreciation Partnership No. II, L.P.

Item 2 (b)    Address of Principal Business Office, or, if none, Residence:
              -------------------------------------------------------------


              Merrill Lynch & Co., Inc.
              Merrill Lynch Group, Inc.
              250 Vesey Street
              World Financial Center, North Tower
              New York, New York 10281

              Merrill Lynch Capital Partners, Inc.
              Merrill Lynch LBO Partners No. I, L.P.
              Merrill Lynch LBO Partners No. B-II, L.P.
              Merrill Lynch Capital Appreciation Partnership No. II, L.P.

              767 Fifth Avenue
              New York, NY 10153

Item 2 (c)    Citizenship:
              -----------

              Delaware

Item 2 (d)    Title of Class of Securities:
              ----------------------------

              Common Stock, par value $.01 per share

Item 2 (e)    CUSIP Number
              ------------

              278763107


                               Page 8 of 15 Pages

Item 3         If this statement is filed pursuant to Rules 13d-1 (b), or 13d-
               --------------------------------------------------------------
               2(b), check whether the person filing is a
               -------------------------------------------

               (a) [  ] Broker or Dealer registered under Section 16 of the
                          Act
               (b) [  ] Bank as defined in section 3(a)(6) of the Act
               (c) [  ] Insurance Company as defined in section 3(a)(19) of the  Act
               (d) [  ] Investment Company registered under section 8 of the
                        Investment Company Act
               (e) [  ] Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940
               (f) [  ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                        Sec. 240 . 13d-1(b)(l)(ii)(F)
               (g) [  ] Parent Holding Company, in accordance with Sec.
                        240.13d-1(b)(ii)(G)  (Note: See Item 7)
               (h) [  ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


Item 4    Ownership
          ---------

          (a) Amount Beneficially Owned:

See Item 9 of Cover Pages. Pursuant to Section 240.13d-4, Merrill Lynch & Co., Inc., Merrill Lynch Group, Inc., Merrill Lynch Capital Partners, Inc., Merrill Lynch LBO Partners No. I, L.P. and Merrill Lynch LBO Partners No. B-II, L.P., (the "Reporting Persons") disclaim beneficial ownership of the securities of Eckerd Corporation referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Companies are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of Eckerd Corporation covered by this statement.

          (b) Percent of Class:

                    See Item 11 of Cover Pages

          (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:
                    See Item 5 of Cover Pages

              (ii) shared power to vote or to direct the vote:
                    See Item 6 of Cover Pages

             (iii) sole power to dispose or to direct the disposition of:
                    See Item 7 of Cover Pages

              (iv) shared power to dispose or to direct disposition of:
                    See Item 8 of Cover Pages

                               Page 9 of 15 Pages

Item 5         Ownership Five Percent or Less of a Class.
               -----------------------------------------

               Not applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------

  Certain wholly owned subsidiaries of Merrill Lynch & Co., Inc., and Merrill Lynch Group, Inc., either directly or as general partner of various limited partnerships have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the class of securities reported herein. No such subsidiary's or limited partnership's interest relates to more than 5 % of the class of securities reported herein.

Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company.
               -------

               See Exhibit A

Item 8         Identification and Classification of Members of the Group.
               ---------------------------------------------------------

               Not Applicable

Item 9         Notice of Dissolution of Group.
               -------------------------------

               Not Applicable

Item 10        Certification.
               -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                              Page 10 of 15 Pages

Signature.
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     MERRILL LYNCH & CO., INC.
                                     MERRILL LYNCH GROUP, INC.


Date:  February 8, 1994              By:   /s/ Judith A. Witterschein
                                         -----------------------------
                                               Judith A. Witterschein
                                               Attorney-in-Fact

                                     MERRILL LYNCH CAPITAL PARTNERS,
                                      INC.


Date:  February 8, 1994              By::   /s/ Judith A. Witterschein
                                          -----------------------------
                                                Judith A. Witterschein
                                                Vice President & Secretary

                                     MERRILL LYNCH LBO PARTNERS
                                      NO. I, L.P.
                                     By:  Merrill Lynch Capital Partners, Inc.,
                                            its general partner


Date:  February 8, 1994              By::   /s/ Judith A. Witterschein
                                           -----------------------------
                                                Judith A. Witterschein
                                                Vice President & Secretary

                                     MERRILL LYNCH LBO PARTNERS
                                      NO. B-II, L.P.
                                     By:  Merrill Lynch Capital Partners, Inc.,
                                            its general partner


Date:  February 8, 1994              By::   /s/ Judith A. Witterschein
                                          -----------------------------
                                                Judith A. Witterschein
                                                Vice President & Secretary



                              Pages 11 of 15 Pages

                                     MERRILL LYNCH CAPITAL
                                      APPRECIATION PARTNERSHIP
                                      NO. II, L.P.
                                     By:  Merrill Lynch LBO Partners
                                      No. I, L.P., its general partner
                                     By:  Merrill Lynch Capital Partners, Inc.,
                                            its general partner


Date:  February 8, 1994              By::   /s/ Judith A. Witterschein
                                           -----------------------------
                                                Judith A. Witterschein
                                                Vice President & Secretary



                              Page 12 of 15 Pages

                           EXHIBIT A TO SCHEDULE 13G

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES

            Two of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), and Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"), are parent holding companies pursuant to Rule 13d-1(b)(1)(ii)(G). Pursuant to the instructions in Item 7 of Schedule 13G, the relevant subsidiaries of ML&Co. are ML Group, Merrill Lynch Capital Partners, Inc. ("MLCP"), Merrill Lynch Venture Capital Inc. ("MLVC"), KECALP Inc. ("KECALP"), Merrill Lynch MBP Inc. ("MLMBP"), Merrill Lynch Interfunding, Inc. ("Interfunding") and ML IBK Positions, Inc. ("MLIBK"). The relevant subsidiaries of ML Group are MLCP, MLVC, KECALP, MLMBP, Interfunding and MLIBK.

          ML Group, a wholly-owned direct subsidiary of ML&Co. may be deemed to be the beneficial owner of 47.38% of the securities of Eckerd Corporation (the "Securities") by virtue of its control of its wholly-owned subsidiaries MLCP, MLVC, KECALP, MLMBP, Interfunding and MLIBK.

          MLCP, a Delaware corporation with its principal place of business at 767 Fifth Avenue, New York, New York, may be deemed to be the beneficial owner of (i) 32.45% of the Securities by virtue of its status as general partner of a limited partnership, Merrill Lynch LBO Partners No. I, L.P., ("LBO I"), that acts as general partner of two limited partnerships that own the Securities and
(ii) 6.90% of the securities by virtue of its status as general partner of a limited partnership, Merrill Lynch LBO Partners No. B-II, L.P. ("LBO B-II") that acts as general partner of two limited partnerships that own the securities. One of the partnerships for which LBO acts as general partner, Merrill Lynch Capital Appreciation Partnership No. II, L.P., is the beneficial owner of 31.64% of the Securities. The other partnership owns less than 5% of the Securities. Each of the limited partnerships for which LBO B-II acts as general partner, owns less than 5% of the Securities. MLCP also acts as general partner of another limited partnership that owns less than 5% of the Securities. A wholly- owned subsidiary of MLCP acts as general partner of another limited partnership that owns less than 5% of the Securities.

          MLVC, KECALP and MLMBP are all wholly-owned subsidiaries of ML Group and each act as general partners of limited partnerships that are beneficial owners of the Securities. No one limited partnership owns more than 5% of the Securities.

          Interfunding and ML IBK, are each wholly-owned subsidiaries of ML Group, that are the beneficial owners of less than 5% of the Securities.



                              Page 13 of 15 Pages

                               POWER OF ATTORNEY
TO EXECUTE SCHEDULES, REPORTS AND OTHER DOCUMENTS PURSUANT TO SECTIONS 13 AND 16
    OF THE SECURITIES EXCHANGE ACT OF 1934 , AS AMENDED, BY AND ON BEHALF OF

                           MERRILL LYNCH & CO., INC.

          KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints JUDITH A. WITTERSCHEIN its true and lawfully attorney-in-fact to:

          (1) to execute, for and on behalf of the undersigned, any and all forms, schedules, reports and such other documents relating to Merrill Lynch & Co., Inc.'s direct or indirect ownership of securities that are required to be filed with the United States Securities and Exchange Commission pursuant to
Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and rules and regulations promulgated thereunder by the United States Securities and Exchange Commission;

          (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of such forms, schedules, reports and other documents and the timely filing thereof; and

          (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

          The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise or any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with the securities or similar laws of the United States of America, nor of any State or foreign jurisdiction.

          IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 26th day of October, 1992.

                              MERRILL LYNCH & CO., INC.



                              By:   /s/ Barry S. Friedberg
                                 -------------------------
                                 Barry S. Friedberg
                                 Executive VicePresident



                              Page 14 of 15 Pages

                               POWER OF ATTORNEY
TO EXECUTE SCHEDULES, REPORTS AND OTHER DOCUMENTS PURSUANT TO SECTIONS 13 AND 16
    OF THE SECURITIES EXCHANGE ACT OF 1934 , AS AMENDED, BY AND ON BEHALF OF

                           MERRILL LYNCH GROUP, INC.

          KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints JUDITH A. WITTERSCHEIN its true and lawfully attorney-in-fact to:

          (1) to execute, for and on behalf of the undersigned, any and all forms, schedules, reports and such other documents relating to Merrill Lynch Group, Inc.'s direct or indirect ownership of securities that are required to be filed with the United States Securities and Exchange Commission pursuant to
Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and rules and regulations promulgated thereunder by the United States Securities and Exchange Commission;

          (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of such forms, schedules, reports and other documents and the timely filing thereof; and

          (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

          The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise or any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with the securities or similar laws of the United States of America, nor of any State or foreign jurisdiction.

          IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of January, 1993.

                              MERRILL LYNCH GROUP, INC.



                              By:   /s/ Theresa Lang
                                 -------------------
                                 Theresa Lang
                                 President



                              Page 15 of 15 Pages